Management’s Discussion and Analysis
For the Period Ended June 30, 2011

Introduction

This Management’s Discussion and Analysis should be read in conjunction with Silvermex Resources Inc.’s (“Silvermex” or “the Company”) unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2011 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010, the related Management’s Discussion and Analysis and the Company’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F (available on EDGAR at www.sec.gov). All figures are in Canadian dollars unless otherwise noted. This Management Discussion and Analysis has been prepared as of August 11, 2011.

Highlights

In the second quarter of 2011, the Company:

  realized a cash cost of production of US$4.45 per ounce, net of realized gold credits produced 81,400 ounces of silver and 1,111 ounces of gold from the La Guitarra Mine generated gross revenue, net of refining costs, of $2.8 million from the sale of 47,769 ounces of silver and 785 ounces of gold.

  achieved positive adjusted EBITDA of $80,000 on adjusted net loss of $0.5 million (see Non-GAAP Measures).

  achieved positive cash flow from operations of $0.4 million.

Overview

The Company is a growth-oriented silver and gold producer focused on building a portfolio of high quality, low-cost North American precious metals assets and developing its core asset, La Guitarra, a producing silver and gold property located in the Temascaltepec mining district of central Mexico. The Company has mining operations in Mexico and owns exploration properties in Canada and Mexico. The Company’s core assets in the Temascaltepec Mining District of Mexico, aside from the producing La Guitarra silver-gold mine and mining concessions, include over 39,000 hectares in one of Mexico’s oldest and most prolific silver districts. La Guitarra is an underground mine currently in operation with a flotation mill that has a proven capacity of 320 tonnes per day.

2011Q2MD&A

In January 2010, the Company released results of an updated resource and reserve audit for its La Guitarra Mine and Temascaltepec Mining District. The reserve and resource estimates are based on assay data obtained from diamond drilling and sampling, both on surface and from underground, and ore body modelling. The existing La Guitarra NI 43-101 resource estimates and resulting reports were prepared by previous management and external third party sources. The Company has an extensive review process underway to compile and analyze all past available exploration results and data into a comprehensive new resource model.

On November 16, 2010, Silvermex completed the acquisition of all of the issued and outstanding common shares of Silver One (“Silver One Shares”) by way of an arrangement (the “Arrangement”) under the Business Corporations Act.

The Arrangement and related transactions were approved by the shareholders of Silvermex and Silver One at special meetings of the respective shareholders held on November 9, 2010. Concurrent with the closing of the Acquisition, Silvermex changed its name from “Genco Resources Ltd.” to “Silvermex Resources Inc.” and Silver One changed its name from “Silvermex Resources Ltd.” to “Silver One Mining Corporation”. On November 16, 2010, the Silver One Shares ceased trading on the TSX Venture exchange and the common shares in the capital of Silvermex (the “Common Shares”) commenced trading on the TSX under the new symbol “SLX”.

Pursuant to the Arrangement, Silver One became a wholly-owned subsidiary of Silvermex, with all of the shareholders of Silver One becoming shareholders of Silvermex. The business and operations of Silver One have been combined with those of Silvermex.

A Form 51-102F4 “Business Acquisition Report” in respect of the Acquisition, and copies of the arrangement agreement, have been filed under the Company’s profile on the SEDAR website located at www.sedar.com. Historical information on Silver One can also be found under its profile on the SEDAR website.

In order to facilitate a one-for-one exchange ratio between Silvermex’s Common Shares and Silver One Shares, immediately before the completion of the Arrangement, Silvermex subdivided the Common Shares on a 1.1 -for-one basis (the “Subdivision”).

Pursuant to the terms of the Arrangement, Silvermex acquired Silver One by way of a share exchange conducted on the basis of one post-Subdivision Common Share for each Silver One Share.

In total, on the effective date of the Arrangement, which was November 16, 2010, 89,315,406 post-Subdivision Common Shares were issued to shareholders of Silver One. In addition, all outstanding options and warrants to acquire Silver One Shares (“Silver One Options”) were exchanged for options and warrants to acquire the equivalent number of common shares of the Company for the same aggregate consideration.

2011Q2MD&A

Outlook

During 2011 the Company plans significant levels of underground drilling and mine development with the goal of having sufficient reserves and working areas developed to support operating the La Guitarra mill at capacity prior to year’s end. Capital budgets totalling over $7.0 million have been prepared and approved to expand underground infrastructure, refurbish and upgrade equipment, expand tailings capacity, health and safety improvements and environmental initiatives. Management believes these initiatives and a renewed dedication and focus by mine management, employees and contractors will allow it to achieve its targets for the year.

The Company’s long term goal remains focused on expanding production from the La Guitarra land position and it will continue to evaluate expansion opportunities to take advantage of the potential of the Temascaltepec district. This will require a well-managed and successful surface exploration and drilling program, the compilation of existing exploration data, improved mining practices, increased underground development and additional capital projects.

Operating Performance

Mine Operations

The following table summarizes metal production at La Guitarra mine for the period:

	Three Months Ended June 30,		Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2011	2010 (1)	2010
Tonnes ore milled	16,164	6,542	16,359	--	39,896
Tonnes ore milled per day (2)	178	123	182	--	157

Silver grade (g/t)	174	102	191	--	131
Gold grade (g/t)	2.4	0.9	2.5	--	1.13
Silver recovery (%)	90.0%	82.8%	92.7%	--	88.9
Gold recovery (%)	88.5%	75.7%	88.8%	--	82.3
Silver produced (ounces)	81,400	18,197	93,063	--	149,850
Gold produced (ounces)	1,111	137	1,182	--	1,192
Silver sales (ounces)	47,769	7,395	86,128	--	112,690
Gold sales (ounces)	785	112	1,002	--	934

Average realized silver price ($US/oz)	39.03	18.44	32.98	--	26.52
Average realized gold price ($US/oz)	1,502.64	1,216.60	1,399.27	--	1,351.54

Silver inventory (ounces)	35,121	9,566	9,467		19,543
Gold inventory (ounces)	533	13	234		131

2011Q2MD&A

(1) The La Guitarra Mine recommenced operations in April 2010 after a 17 month closure. In late October 2008, a group, which included former employees of the Company’s subsidiary, Servicios para la Industria Minera, S.A. de C.V. (“SIMSA”), closed the La Guitarra operations by blocking mine access. The Company had no production during the three months ended March 31, 2010.

(2) Tonnes milled per day for the three months ended June 30, 2010 are based on 53 days and for the year ended December 31, 2010 is based on 163 days with the re-commencement of milling on April 21, 2010.

(3) In the MD&A dated June 13, 2011, the Company erroneously disclosed silver sales (ounces) as 90,746 and gold sales (ounces) as 1,043 for the three months ended March 31, 2011. The reported revenue and net income was correct but the reported average realized silver price of $32.95 and the average realized gold price of $1,397.97 were incorrect. The table above includes the corrected figures for March 31, 2011. The Company does not consider these changes to be material.

Three months ended June 30, 2011 compared to three months ended March 31, 2011

Silver production for the second quarter of 2011 decreased 12.5% over the first quarter of 2011 and gold production decreased by 6.0% . Plant throughput also decreased slightly by 1.2% with the grades of silver and gold decreasing by 8.9% and 4.0% respectively. The decrease in silver and gold production in the quarter was due, in part, to restricted cyanide deliveries to the Company’s refiner as a result of the flooding of DuPont’s cyanide production facility in Memphis, TN. This caused the Company to stockpile inventories to capacity and eventually interrupt production as the refinery was unable to receive and process the Company’s silver and gold.. During this interruption the Company took advantage of the time to perform annual routine maintenance on the plant. It is anticipated that this inventory will be shipped and processed in the third quarter. Furthermore, during the quarter, Silvermex was mining some of the available lower grade stopes due to the lack of past mine development. As the Company continues to focus on both mine development and production, continued improvement in grade and production levels are anticipated for the remainder of the year.

Three months ended June 30, 2011 compared to three months ended June 30 2010

Silver production for the second quarter of 2011 increased 347.3% over the comparative 2010 quarter and gold production increased by 710.9% .. Plant throughput increased by 147.1% with the grades of silver and gold increasing by 70.6% and 166.7% respectively. The increase in silver and gold production is attributable to a significant increase in throughput as the mine had just recommenced operations in April of 2010, as well as improved grade and recoveries as a result of the implementation of improved mining practices.

Exploration and Mine Development

La Guitarra Mine Development

The Company’s primary objective continues to be to delineate and develop additional reserves and resources within the mine in order to operate the mill at its designed capacity of 320 tonnes per day (“tpd”), 24 hours per day, 7 days a week, by the fourth quarter of 2011.

2011Q2MD&A

The San Rafael underground workings, directly contiguous to the La Guitarra zone, have recently been de-watered. This area is currently being rehabilitated and developed and will become the primary source of ore for the mill.

For 2011, approximately 3,900 metres of new underground development totalling $2.4 million in expenditures has been planned and is currently underway. This new underground development includes approximately 3,300 metres of new ramps, drifts, crosscuts and raises and approximately 600 metres of drifting to develop new diamond drill platforms. This development will open additional areas and levels for mining to provide a more a consistent number of available workplaces at any one time to meet production targets.

Upon achieving optimal capacity and calculated reserve grades, the Company anticipates that the round the clock 320 tpd La Guitarra operation should produce approximately 550,000 silver ounces and 5,000 gold ounces on an annualized basis.

La Guitarra Exploration

The Company has adopted a systematic approach to exploring the Temascaltapec Mining District. This approach involves numerous exploration techniques such as surface mapping, geochemical analysis and the identification of potential mineralized targets through underground and surface sampling followed by drill testing these targets.

The Company had previously completed over 85,000 metres of core and reverse circulation drilling on the property since August 2006. This drilling focused on developing open pit and underground resources near the existing La Guitarra Mine as well as drilling in the areas of Mina de Agua, Nazareno and Coloso where significant mineralization has been identified in each of these areas. The Company estimates that less than 10% of the identified vein system has been drill tested to date.

Drilling targets have been identified and some have been advanced significantly. Areas such as Mina de Agua, Coloso and Nuevo Discubrimiento have already been drilled from surface and/or sampled underground with very positive results. Others, like Rincon and Maravillas have seen historic production with very high grades but little or no exploration using modern techniques.

The Company is compiling all of this prior information into a new geologic resource model. This new model will, in combination with information from a comprehensive program of surface mapping and sampling, be used to assist in identifying and prioritizing our diamond drill targets at La Guitarra and within the district. For 2011, approximately 7,500 metres of surface drilling and 7,500 metres of underground drilling is planned. Management is confident that this exploration program will assist in the development of near-term ore supply and identify potential new areas for developing resources and eventual mining.

2011Q2MD&A

Rosario Property

The Rosario Property totals 16,279 hectares in south east Sinaloa, Mexico and is a consolidation of three past producing mines: Plomosas, San Juan and San Marcial. The Rosario Property contains a camp, mill site, tailings facility, water rights and electrical contract and infrastructure that could allow the Plomosas and San Juan projects to commence production in a shorter time frame and at a lower capital cost should a positive production decision be made. In addition, the Company is also encouraged by the exploration potential identified by Grupo México and Aurcana Corporation on this project. The Company is looking at exploration opportunities to expand the historic resource, reviewing existing production records and evaluating the production potential of these properties. Further, the Company has designed a drill program to look for down dip extensions within the Plomosas zone on the Rosario property and plans to commence drilling in the second half of 2011.

San Marcial Property

During 2010, the Company drilled 3,706 metres in 22 holes on the San Marcial Property. The information obtained from drilling during 2010 is being incorporated in an updated mineral resource and block model which the Company expects to complete during 2011.

Upon completion of the resource estimate and block model, the Company will internally evaluate whether to prepare a preliminary mine plan and scoping study to determine the economic viability of the San Marcial Property.

Results of Operations

The Company incurred a net loss of $1.2 million and $2.6 million for the three and six month period ended June 30, 2011 compared with net loss of $1.7 million and $3.1 million, respectively for the same period in 2010. The improvement in net loss in 2011 is mainly attributable to increased production of both gold and silver as well as increases in the grade recovered and higher metal prices over the same period in 2010 (See Operating Performance – Mine Operations).

The Company achieved a gross profit of $1.1 million and $2.9 million for the three and six months ended June 30, 2011, on sales of gold and silver of $2.8 million and $6.6 million, respectively compared with a gross loss of $0.6 million for the comparative 2010 periods on sales of gold and silver of $0.2 million. The Company’s La Guitarra mine recommenced operations in April 2010 thereby incurring higher operating costs, the mine was previously not operating due to mine access issues.

Administration expenses for the three and six months ended June 30, 2011 of $1.6 million and $2.7 million, respectively relate to all costs associated with the Company’s head office, listing expenses and other general corporate expenses which were higher than the previous 2010 periods due to the increased staffing requirements from the business combination and increased professional fees due to the implementation of IFRS and the Company’s business combination. Mine overhead costs incurred in 2010 of $0.9 million relate to all expenses of La Guitarra prior to the recommencement of mining operations in April 2010. Included in Mine overhead costs for 2010 were increased labour and other costs which were incurred prior to the restart of operations.

2011Q2MD&A

Total assets were $73.5 million at June 30, 2011, a decrease of $817,000 compared with December 31, 2010. This decrease is mainly attributable a decrease of $1.4 million in accounts receivable and $4.2 million in cash offset by an increase of $1.1 million in property, plant and equipment, $3.2 million in restricted cash and $0.5 million in inventory.

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters (in thousands, except per share):

($‘000)	2011		2010				2009
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31(1)	Sep 30(1)
Revenue	2,752	3,887	3,391	313	247	Nil	382	Nil

Operating profit (loss)	(1,462)	(731)	(38,361)	(1,459)	(1,584)	(1,537)	339	Nil

Net income (loss)	(1,219)	(897)	(38,086)	(458)	(1,664)	(1,448)	(14,617)	(1,488)

Earnings (loss) per share(2)	(0.01)	(0.00)	(0.25)	(0.00)	(0.02)	(0.02)	(0.20)	(0.02)

(1)	The financial results for the periods prior to December 31, 2009 have not been restated in accordance with IFRS.
(2)	Basic and fully diluted

Revenue decreased and net loss increased for the three months ended June 30, 2011 compared with the three months ended March 31, 2011 due to fewer ounces being shipped and sold during the quarter as the Company was restricted from shipping to the refinery as a consequence of a shortage of cyanide from the flooding of DuPont’s cyanide production facility in Memphis, TN. As a result, the refinery was unable to receive and process the Company’s silver and gold which negatively impacted the Company’s revenue and earnings for the quarter. The Company anticipates that this inventory will be shipped and processed in the third quarter.

Liquidity and Capital Resources

Working Capital

At June 30, 2011, the Company had cash on hand of $13.2 million and short term investments of $7.4 million, current assets of $28.3 million and working capital of $23.8 million. The Company believes that the current cash on hand and short term investments are sufficient to meet its cash requirements for the consolidated entity for the next 12 months.

Operating, Financing and Investing Activities

For the three and six months ended June 30, 2011, cash used was $1.8 million and $4.0 million compared with cash used of $2.3 million for the three months ended June 30, 2010 and generated $1.1 million for the six months ended June 30, 2010. In the first six months of 2011, the Company posted a $3.2 million tax bond in Mexico (see Contractual Obligations, Commitments and Contingencies) which was accounted for as restricted cash and included as a use of cash from operations.

2011Q2MD&A

Operating activities generated cash of $0.4 million for the three months ended June 30, 2011 and used cash of $2.9 million in the six months ended June 30, 2011, compared with cash used of $2.3 million and $3.1 million for the three and six months ended June 30, 2010. For the six months ended June 30, 2010, excluding the tax bond mentioned above, cash generated from operations is $0.3 million.

Financing activities generated cash of $0.2 million and $0.9 million for the three and six months ended June 30, 2011 compared with cash generated of $Nil and $4.3 million for the same period in 2010. Financing activities for the six months ended June 30, 2011 consisted of the exercise of 719,500 stock options and 2,375,892 warrants and agent common share units. In 2010, financing activities were as follows:

  The Company completed a private placement of 24.2 million units at a price of $0.62 per unit for gross proceeds of $15.0 million (net proceeds of $14.0 million after agent’s commission). Each unit consists of one common share and a one-half warrant to purchase a further common share for $0.90 for a period of three years. Fees of $1.0 million were paid and 1.6 million broker’s warrants in the brokered portion of the private placement, and 57,893 warrants in the non-brokered portion of the private placement were issued. The agents’ warrants are exercisable to purchase one share at $0.71 for a period of two years.

  The Company completed a private placement of 14.6 million units at a price of $0.33 per unit for gross proceeds of $4.8 million (net proceeds of $4.3 million after agent’s commission and expenses.) As part of this placement the Company issued 10.0 million units consisting of one common share and a one-half transferable warrant to purchase a further common share for $0.41 for a period of two years, and 4.6 million units consisting of one common share and a one-quarter transferable warrant to purchase a further common share for $0.41 for a period of two years. The agent was paid $382,000 and 440,000 broker’s warrants exercisable to purchase a further share at $0.41 for a period of two years.

In 2010, the Company also received $2.0 million in payments plus interest and a $2.0 million secured note from Andover Ventures Inc. (“Andover”) for the sale of shares of Chief Consolidated Mining Company upon amendments to the original sale agreement from 2008.

At this time, the Company does not know of any demands, commitments, or future events, which will materially affect its liquidity. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work, the Company may be required to look for alternate sources of financing. In order to implement long-term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, the Company may need to raise additional funds. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

2011Q2MD&A

Contractual Obligations, Commitments and Contingencies

Lease Commitment

During the six months ended June 30, 2011, the Company signed a three year lease agreement with minimum monthly lease payments of $13,730, for a head office in Vancouver, BC. The total minimum lease payments remaining under the lease agreement are $439,360 over three years.

Royalty Obligations

La Guitarra & Temascaltepec District

Mario Héctor Gottfried Joy Royalty. This royalty covers five concessions totalling 767.3 hectares. The agreement calls for a payment of $2,000 per month subject to an inflation adjustment after September 2003. The monthly payment is considered as an advance on the royalties. Once the concessions are in production the monthly royalty payment will be reduced by US$500 if the calculated monthly royalty is US$3,500 or less; and by US$1,000 if the royalty is US$3,501 or more. Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. If the price of silver is more than US$15 per ounce, the royalty increases to 2%. An additional, one-time payment to Mr. Gottfried Joy of US $200,000 is payable when the production has totalled 30,000 equivalent ounces of gold. To date, over US$210,000 has been advanced to Mr. Gottfried Joy..

Luismin Royalty. La Guitarra must pay to Luismin, S.A. de C.V. (“Luismin”) a net smelter return royalty of 1-3% based on the price of gold for production from the 7,257 hectares of concessions included in the original La Guitarra purchase by the Company from Luismin. If the price of gold is at least US$400, but less than US$450, per ounce the royalty is 1%. If the price of gold is US$450, but less than US$500, the royalty is 2%. If the price of gold is US$500 or higher, the royalty is 3%. The Luismin royalty is payable once production from the concessions starting August 1, 2004 totals 175,000 equivalent ounces of gold.

All mine production will be converted to equivalent ounces of gold. The amount of other royalties payable on minerals mined, produced or otherwise recovered from such properties are to be deducted from the royalty payable by the Company to Luismin.

No royalties are payable on production from concessions outside the 7,257 hectare block that the Company purchased from Luismin as part of the purchase of La Guitarra.

Other Properties

San Marcial Property – The Company has an obligation to pay a 1% net smelter royalty capped at $13.8 million less payments to be made of $6.0 million in cash or shares and the value of 1.0 million shares due to be issued to Silver Standard in February 2011 (unissued) for the purchase of 100% interest in the property. The Company further is obligated to pay Silver Standard US$100,000 per month if commercial production commences on the San Marcial Project while the project is still under option from Silver Standard. These payments will be credited against the purchase price. There is also a 3% net smelter return on the property, and the Company is also obligated to pay US$100,000 to International American Resources Inc. as a production payment.

2011Q2MD&A

Rosario Property - When Aurcana Corporation (“Aurcana”) purchased the Rosario property from Industrial Minera Mexico, S.A. de C.V. the acquisition agreement stipulated that Aurcana was to use its "best commercial efforts" to initiate commercial production within 18 months from the date of signing the agreement (i.e., August 2, 2007). If no commercial production is undertaken by such date due to a cause attributable to Aurcana, a 25% advance royalty payment is to be paid on an annual basis based on estimates of production. As Aurcana did not commence production by August 2, 2007, the Company has accrued an amount of $147,000 based on the limited information available to it.

Tax Reassessment

During the year ended December 31, 2010, the Company received a tax reassessment for tax year 2003 from the Mexican tax authorities in the amount of approximately $3.2 million. The reassessment is attributable to (a) Value Added Tax (“VAT”) refunds collected by the Company that the Servico de Administracion Tributaria (“SAT”) argues the Company was not entitled to, and (b) SAT argues that certain inter-company loans should have been treated as income. The Company has contested the claim and its claim has been admitted to the Tax Court. Although the Company believes the reassessment is without merit and that it will ultimately be successful in having it reversed, the Company has posted a bond with SAT for MXN$39.0 million ($3.2 million), the full amount of the tax reassessment. The Company has not recorded the impact of this reassessment and the bond has been classified as restricted cash.

Payment Dispute

A payment related lawsuit was filed during the year ended December 31, 2010, against the Company’s Mexican subsidiary relating to work done under contract. On June 3, 2011, the Supreme Court of Guanajuato ruled that the Company must pay US$81,000 ($79,000) plus interest at a rate of 5% calculated monthly. The Company made the required payment during the quarter ended June 30, 2011 but believes that the interest portion of the claim (approximately US$120,000) is without merit and is considering its options to recover any interest amounts ultimately paid.

Employee Lawsuit

During the year ended December 31, 2010 the Company received a notice informing them that a former employee had sued the Company’s Mexican subsidiary claiming unpaid salary and expense reimbursements. An accurate amount of the potential liability cannot be determined but based on the information available, the Company has recorded a liability in the amount of $224,000 (MXN$2.7 million).

2011Q2MD&A

Value Added Tax Receivable

The Company has certain VAT receivables in Mexico amounting to $2.2 million (December 31, 2010 – $2.9 million; January 1, 2010 - $2.7 million). During 2008, the Company received four assessments from the SAT advising VAT refunds totalling MXN$18.3 million ($1.5 million) were rejected. The Company appealed the decisions and received MXN$1.7 million ($136,000) plus interest in refunds in 2010, had MXN$16.0 million ($1.3 million) rejected on final appeal in 2011 and is awaiting final judgement on MXN$673,000 ($56,000). The balance of the VAT receivable consists of VAT refund applications which have been rejected, but not yet appealed and refunds in process or pending. Due to the uncertainty of the timing and the collectability, the Company recorded an allowance for the full amount of the receivable as of June 30, 2011. During 2011, the Company recorded a net increase to the allowance of $nil (December 31, 2010 - $526,000).

Non-GAAP Measures

Adjusted Loss

The Company has prepared a calculation of adjusted loss for the period in order to better reflect underlying business performance by removing certain non-cash adjustments from its IFRS calculation of loss as it believes this may be a useful indicator to investors. Adjusted loss may not be comparable to other similarly titled measures of other companies.

($000’s, except per share amounts)	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Net loss for the period	(1,219)	(1,664)	(2,116)	(3,113)
Adjustments
Stock based compensation	652	70	1,635	225
Adjusted net income (loss) for the period	(567)	(1,594)	(481)	(2,888)
per share	(0.00)	(0.02)	(0.00)	(0.03)

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EBITDA and Adjusted EBITDA

EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share (“EBITDA Metrics”) are non-GAAP financial measures. EBITDA and EBITDA per share represent net income, excluding income tax expense, interest expense and amortization and accretion. Adjusted EBITDA and adjusted EBITDA per share better reflects the underlying business performance of the Company by removing certain non-cash adjustments from its calculation of EBITDA and EBITDA per share. The Company believes that the EBITDA Metrics trends are valuable indicators of whether its operations are generating sufficient operating cash flow to fund working capital needs and to fund capital expenditures. The Company uses the results depicted by the EBITDA Metrics for these purposes, an approach utilized by the majority of public companies in the mining sector. The EBITDA Metrics are intended to provide additional information, do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

($000’s except per share amounts)	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Net loss for the period	(1,219)	(1,664)	(2,116)	(3,113)
Income tax expense	(107)	46	(130)	(25)
Depreciation	297	192	691	362
EBITDA	(1,029)	(1,426)	(1,555)	(2,776)
per share	(0.00)	(0.01)	(0.01)	(0.03)

Adjustments
Stock based compensation	652	70	1,635	225
Adjusted EBITDA	(377)	(1,356)	80	(2,551)
per share	(0.00)	(0.01)	0.00	(0.03)

Cash Costs and Direct Costs

Cash cost per ounce and direct cost per tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but they do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The cash cost per ounce and direct cost per tonne of production are provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its direct cost per tonne of ore processed as the cost of sales less depreciation and net of changes in inventories. The cash cost per ounce of silver produced reflects the cost of sales less depreciation, net of changes in inventory cost, refining charges and gold credits.

2011Q2MD&A

($000’s except through put tonnes, ozs produced/payable, cash cost/oz and direct cost/tonne)	Three Months Ended June 30,		Three Months Ended March 31,		Six Months Ended June 30 ,		Year Ended December 31,
	2011	2010	2011	2010 (1)	2011	2010	2010
Cost of Sales	1,641	795	2,140	-	3,781	795	2,900
Add/(Subtract)
Change in inventory	509	126	(200)	-	309	126	334
Depreciation	(264)	(325)	(318)	-	(582)	(325)	(860)
Direct Costs	1,886	596	1,622	-	3,508	596	2,374
Add /(Subtract)
Gold credits	(1,669)	(167)	(1,654)	-	(3,323)	(167)	(1,611)
Refining charges	146	34	332	-	478	34	552
Cash Costs	363	463	300	-	663	463	1,315

Throughput tonnes	16,164	6,542	16,359	-	32,523	6,542	39,896
Ozs Produced	81,400	18,197	93,063	-	174,463	18,197	149,850

Direct Cost of Production
per Tonne $US	116.68	91.10	99.15	-	107.86	91.10	59.50
Cash Cost of Production
per Oz $US*	4.45	25.46	3.22		3.80	25.46	8.78

*net of gold credits

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Transactions with Related Parties

During the year ended December 31, 2010, the Company provided a loan to a director of the Company for $93,000, bearing interest at 5.0% per annum, due on demand, with the principal and interest due on or before March 10, 2011. The loan was repaid during the quarter ended March 31, 2011.

During the year ended December 31, 2010, the Company completed a private placement at a price of $0.33 per unit of which a director subscribed for 5,665,319 common shares and 550,000 warrants.

Included in accounts receivable are advances to a director and a company controlled by the director in the amount of $7,237 (December 31, 2010 - $6,737, January 1, 2010 - $Nil)

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The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Critical Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards (IFRS), management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available.

Readers should refer to Note 3 of the condensed interim consolidated financial statements for the quarter ending June 30, 2011, for the Company’s critical accounting policies and estimates.

Accounting standards issued and effective January 1, 2013

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is does not anticipate this amendment to have a significant impact on its consolidated financial statements.

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IFRS 12 Disclosure of Interest in Other Entities sets out the required disclosures for entities reporting under the two new standards IFRS 10 and IFRS 11. The new rules also replace the disclosure requirements currently found in IAS 28 Investments in associates. IFRS 12 requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IAS 27 Separate Financial Statements has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

International Financial Reporting Standards (IFRS)

The Accounting Standards Board (AcSB) adopted IFRS as Canadian GAAP for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, the Company has transitioned from Canadian GAAP reporting and has reported under IFRS for the period ended June 30, 2011, with restatement of comparative information presented.

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Note 20 of the consolidated interim financial statements for the three and six months ended June 30, 2011 provide further details on the Company’s key Canadian GAAP to IFRS differences, the IFRS 1 First-Time Adoption of International Financial Reporting Standards optional exemption choices and the Company’s accounting policy decisions.

Transitional Financial Impact

The below summarized financial statements provide an overview of the impact on our statement of financial position and statement of loss upon transition from Canadian GAAP to IFRS.

Summarized Statements of Financial Position

($‘000)	December 31, 2010			June 30, 2010			As at January 1, 2010 (Date of transition)
		Effects of			Effects of			Effects of
	Cdn	Transition		Cdn	Transition		Cdn	Transition
	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS

Total assets	94,306	(20,025)	74,281	37,856	(19,337)	18,519	37,055	(19,275)	17,780

Total liabilities	18,084	(3,233)	14,851	10,276	(3,386)	6,890	11,104	(3,350)	7,754

Total equity	76,222	(16,792)	59,430	27,581	(15,952)	11,629	25,951	(15,926)	10,026

Total liabilities and equity	94,306	(20,025)	74,281	37,856	(19,337)	18,519	37,055	(19,275)	17,780

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Summarized Statements of Loss and Comprehensive Loss

($’000)	Year ended December 31, 2010			Three months ended June 30, 2010			Six months ended June 30, 2010
	Cdn GAAP	Effect of Transition to IFRS	IFRS	Cdn GAAP	Effect of Transition to IFRS	IFRS	Cdn GAAP	Effect of Transition to IFRS	IFRS

Gross margin	839	212	1,051	(589)	42	(547)	(589)	42	(547)

Operating loss	(43,191)	249	(42,941)	(1,675)	91	(1,584)	(3,131)	10	(3,121)

Net loss	(41,468)	(189)	(41,657)	(1,565)	(99)	(1,664)	(3,047)	(66)	(3,113)

Comprehensive loss	(41,468)	(620)	(42,088)	(1,565)	197	(1,368)	(3,047)	(21)	(3,068)

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management’s Report on Disclosure Controls and Procedures

Our management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures. Based on the results of that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as at June 30, 2011 our disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed by us in reports we file is recorded, processed, summarized and reported within the appropriate time periods and forms.

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting. Our internal controls include policies and procedures that (a) pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on financial statements.

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We have designed our internal risk management and control systems to provide reasonable (but not absolute) assurance of compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed the effectiveness of our internal controls over financial reporting, our Chief Executive Officer and Chief Financial Officer believe that: (a) the internal controls over financial reporting are effective and provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; and (b) that no material failings in the reporting were discovered in the interim period ended June 30, 2011.

Changes in Internal Controls

There were no material changes to our internal controls over financial reporting during the interim period ended June 30, 2011 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting. Our management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Capital Stock

The Company has an unlimited number of common shares authorized, with 234,398,649 outstanding on June 30, 2011 and 237,318,112 as of the date of this MD&A.

On June 30, 2011, options to purchase 14,787,031 common shares and warrants to purchase 49,999,016 common shares were outstanding. As of the date of this MD&A, options to purchase 13,401,281 common shares and warrants to purchase 48,113,303 common shares were outstanding.

Qualified Person

Pursuant to National Instrument 43-101, Robert Fraser, M.Sc. P.Geo is the Qualified Person responsible for the technical disclosure in this MD&A.

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Cautionary Note Regarding Forward Looking Statements

This Management’s Discussion and Analysis release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. These statements and information appear in a number of places in this document and include estimates, forecasts, information and statements as to management’s expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of mines, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as “may”, “will”, “should”, “plans”, “expects”, “intends”, “anticipates”, “believes”, “budget”, and “scheduled” or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risk Factors” in the Company’s Annual Information Form (AIF) in respect of its financial year-ended December 31, 2010, which is filed with Canadian regulators on SEDAR (www.sedar.com) and the SEC on EDGAR (www.sec.gov). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.

Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, exploration, development and operation of mineral properties. These risk factors could materially affect the Company‘s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. For complete information regarding the Company’s operations risks, please refer to the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2010, which is available at www.sedar.com and the Company’s Form 40-F, available at www.sec.gov. Certain, but not all, of these risk factors are outlined below.

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Due to the Company‘s material properties being located in Mexico, a substantial portion of its business is exposed to various degrees of political, economic and other risks and uncertainties which may cause disruption to mineral exploration and mining activities. Furthermore, Mexico‘s status as a developing country may make it more difficult for the Company to obtain required financing for its projects. The Company must generate sufficient internal cash flow or be able to utilize available financing sources to finance its growth and sustain capital requirements. If the Company does not realize satisfactory prices for silver, gold and other metals that it will produce or achieve positive cash flow through operations, it could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements There can be no assurances that The Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows

In addition, the Company requires consultants and employees to work in Mexico to carry out its planned exploration and development programs. It may be difficult from time to time to find or hire qualified people in the mining industry who are situated in Mexico, or to obtain all of the necessary services or expertise in Mexico, or to conduct operations on its projects at reasonable rates. Furthermore, the Company is highly dependent upon its senior management and other key personnel and the loss of any such individuals could have a materially adverse effect on the business of the Company.

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material effect on the Company‘s financial position, results of operations and the Company‘s mining operations and project development plans.

In Mexico, acts of civil disobedience are common; in recent years, many mining companies have been the targets of actions to restrict access to legally-entitled mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs.

The Mineral Reserve and Resource estimates previously reported under NI 43-101 are estimates and as such, there is uncertainty to the actual volume and grades until the reserves are actually mined and processed. Variability in these estimates could affect the level of production and capital and operating cost. While the Company has had independent geological consultants conduct a review of the estimates of Mineral Reserves and Resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially overstated, that could have a material and adverse effect on the Company’s business and results of operations. There are no assurances that current estimated reserves and resources will be commercially mined in the future or mined in the method set out in the NI 43-101 report. The Company has engaged independent technical consultants to assist in preparing Mineral Reserves and Resources, and project engineering, as required. There is no guarantee the work performed by the Company, or the consultants, will prove correct and free of defects.

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

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The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Environmental laws and regulations may affect the operations of the Company making operations in that country more expensive. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating may occur. It is not always possible to fully insure against such risks.

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